UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                       TTI Team Telecom International Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Ordinary Shares, NIS 0.5 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M88258104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Team Software Industries Ltd.
                              7 Martin Gehl Street
                           Kiryat Aryeh, Petach Tikva
                                     Israel
                                 972-3-927-8444
                                 Attention: CFO
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.       names of reporting persons:             Team Software Industries Ltd.

         i.r.s. identification nos. of above  persons (entities only):      n/a
--------------------------------------------------------------------------------
2.       check the appropriate box if a member of a group (see instructions)

         (a) ..................................................................

         (b) ..................................................................
--------------------------------------------------------------------------------
3.       sec use only
--------------------------------------------------------------------------------
4.       Source of funds (see instructions)
         BK
--------------------------------------------------------------------------------
5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       citizenship or place of organization:                Israel

--------------------------------------------------------------------------------
                7.   sole voting power:          5,312,550
Number of       ----------------------------------------------------------------
shares
beneficially    8.   shared voting power:        None
owned by        ----------------------------------------------------------------
each
reporting       9.   sole  dispositive power:    5,312,550
person          ----------------------------------------------------------------
with
                10.   shared dispositive power:  None
--------------------------------------------------------------------------------
11.     aggregate amount beneficially owned by each reporting person:  5,312,550
--------------------------------------------------------------------------------
12.     check if the aggregate amount in row (11) excludes certain shares
        (see instructions):  [  ]
--------------------------------------------------------------------------------
13. percent of class represented by amount in row (11): 44.75% (based on 11,872,049 ordinary shares outstanding as of November 18, 2002)
--------------------------------------------------------------------------------
14.      type of reporting person (see instructions)

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       names of reporting persons:             Team Computers and Systems Ltd.

         i.r.s. identification nos. of above  persons (entities only):      n/a

--------------------------------------------------------------------------------
2.       check the appropriate box if a member of a group (see instructions)
         (a) [  ]
         (b) [  ]
--------------------------------------------------------------------------------
3.       sec use only
--------------------------------------------------------------------------------
4.       Source of funds (see instructions)
         BK
--------------------------------------------------------------------------------
5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       citizenship or place of organization:                Israel

--------------------------------------------------------------------------------
number of     7.  sole voting power:          5,312,550
shares        ------------------------------------------------------------------
beneficially  8.  shared voting power:        None
owned by      ------------------------------------------------------------------
each          9.  sole  dispositive power:    5,312,550
reporting     ------------------------------------------------------------------
person        10. shared dispositive power:   None
with
--------------------------------------------------------------------------------
11.      aggregate amount beneficially owned by each reporting person: 5,312,550
--------------------------------------------------------------------------------
12.      check if the aggregate amount in row (11) excludes certain shares
         (see instructions):   [  ]
--------------------------------------------------------------------------------
13. percent of class represented by amount in row (11): 44.75% (based on 11,872,049 ordinary shares outstanding as of November 18, 2002)
--------------------------------------------------------------------------------
14.      type of reporting person (see instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       names of reporting persons:             Arad Investments and Industrial
                                                 Development Ltd.
         i.r.s. identification nos. of above  persons (entities only):      n/a
--------------------------------------------------------------------------------
2.       check the appropriate box if a member of a group (see instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
3.       sec use only
--------------------------------------------------------------------------------
4.       Source of funds (see instructions)
         BK
--------------------------------------------------------------------------------
5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       citizenship or place of organization:                Israel
--------------------------------------------------------------------------------
number of     7.  sole voting power:          5,312,550
shares        ------------------------------------------------------------------
beneficially  8.  shared voting power:        None
owned by      ------------------------------------------------------------------
each          9.  sole  dispositive power:    5,312,550
reporting     ------------------------------------------------------------------
person       10.  shared dispositive power:   None
with
--------------------------------------------------------------------------------
11.      aggregate amount beneficially owned by each reporting person: 5,312,550
--------------------------------------------------------------------------------
12.      check if the aggregate amount in row (11) excludes certain shares
         (see instructions):            |_|
--------------------------------------------------------------------------------
13.      percent of class represented by amount in row (11):  44.75%
         (based on 11, 872,049 ordinary shares outstanding as of
         November 18, 2002)
--------------------------------------------------------------------------------
14.      type of reporting person (see instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       names of reporting persons:   Shlomo Eisenberg
         i.r.s. identification nos. of above  persons (entities only):      n/a
--------------------------------------------------------------------------------
2.       check the appropriate box if a member of a group (see instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
3.       sec use only
--------------------------------------------------------------------------------
4.       Source of funds (see instructions)
         BK
--------------------------------------------------------------------------------
5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       citizenship or place of organization:         Israel

--------------------------------------------------------------------------------
number of     7.    sole voting power:         50,101
shares        ------------------------------------------------------------------
beneficially  8.    shared voting power:       5,312,550
owned by      ------------------------------------------------------------------
each          9.    sole  dispositive power:   50,101
reporting     ------------------------------------------------------------------
person        10.   shared dispositive power:   5,312,550
with
--------------------------------------------------------------------------------
11.      aggregate amount beneficially owned by each reporting person: 5,362,651
--------------------------------------------------------------------------------
12.      check if the aggregate amount in row (11) excludes certain shares
         (see instructions):            |_|
--------------------------------------------------------------------------------
13. percent of class represented by amount in row (11): 45% (based on 11,872,049 ordinary shares outstanding as of November 18, 2002)
--------------------------------------------------------------------------------
14.      type of reporting person (see instructions)
         IN
--------------------------------------------------------------------------------

         This Amendment No. 2 amends and restates the Statement on Schedule 13-D dated September 30, 2002 and Amendment No.1 thereto dated October 30, 2002 (together, the "Schedule 13-D"), relating to the ordinary shares, par value
NIS 0.5 per share (the "Ordinary Shares") of TTI Team Telecom International Ltd. ("TTI"), a company incorporated under the laws of the State of Israel, previously filed by Team Computers and Systems Ltd. ("Team Computers"),
Arad Investments and Industrial Development Ltd. ("Arad") and Shlomo Eisenberg ("Eisenberg"). Team Software Industries Ltd., a wholly-owned subsidiary of
Team ("Team Software"), has been added as a reporting person in this Amendment No. 2 to the Schedule 13D.


Item 1.      Security and Issuer

             Ordinary Shares, NIS 0.5 par value each, of TTI Team Telecom International Ltd., 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, 49513, Israel.

Item 2.      Identity and Background

Item 2(a):   Name of Person Filing:

             This statement is filed by Team Software, Team Computers, Arad and Eisenberg (each, a "Reporting Person" and collectively, the "Reporting Persons").

Item 2(b):   Residence or business address:

             For Team Software, Team Computers and Eisenberg:

             7 Martin Gehl Street
             Kiryat Aryeh
             Petach Tikva, 49513
             Israel

             For Arad:

             27 Hamered Street
             Tel Aviv
             Israel

Item 2(c):   Principal occupation or employment:

             Team Software is a holding company.

             Team Computers is a large computer vendor and service provider in Israel.

             Arad is a holding company.

             Eisenberg is the Chairman of the board of directors of TTI, and is the Chairman of the board of directors of Team Software, Team Computers and Arad. Shlomo Eisenberg is also the Chairman and Chief Executive Officer of Isras Investment Company, Ltd. ("Isras"). Isras is a public real estate investment company, located at 27 Hamered Street, Tel Aviv, Israel.

Item 2(d): During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding.

Item 2(e): During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f):  Citizenship:

            Team Software is an Israeli private company. Team Computers and Arad are Israeli public companies. Eisenberg is a citizen of Israel.

Item 3.     Source and Amount of Funds or Other Consideration:

            The purchases by Team Computers were funded from a line of credit Team Computers uses for working capital purposes provided by United Mizrahi Bank Ltd. and Bank Leumi L'Israel B.M. The aggregate amount of credit drawn to fund the purchases is approximately
            US $4.8 million. The purchases by Team Software were funded from a loan provided by Team Computers.

Item 4.     Purpose of Transaction:

            Team Software and Team Computers acquired the additional securities of TTI for investment purposes. The Reporting Persons may from time to time acquire additional securities of TTI or dispose of securities of TTI through open market or privately negotiated transactions, tender offer or otherwise, depending on existing market conditions and regulatory requirements. In addition, the Reporting Persons may assist TTI in seeking, evaluating and negotiating strategic transactions with other entities. The Reporting Persons intend to review their investment in TTI on a continuing basis and, depending upon the price and availability of securities of TTI, subsequent developments affecting TTI, TTI's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other relevant factors, may decide at any time to increase or to decrease the size of their investment in TTI.

Item 5.     Interest in Securities of the Issuer:

    (a)     Amount beneficially owned:

            See Row 11 of the cover page for each Reporting Person.

            (i)   Team Software holds 5,312,550 Ordinary Shares.

            (ii) Team Computers holds 100% of the issued and outstanding shares of Team Software, and therefore, may be deemed to beneficially own the Ordinary Shares held by Team Software.

            (iii) Arad, directly and indirectly, owned 52.2% of Team Computers as of October 29, 2002, and, therefore, may be deemed to beneficially own the Ordinary Shares held by Team Software. Arad disclaims any such beneficial ownership.

            (iv) Shlomo Eisenberg, directly and indirectly (through a corporation which he wholly owns), owns approximately 13.38% of Team Computers and is also a member of the controlling group of shareholders of Arad. In addition, he is the chairman of the board of the directors of Team Software, Team Computers and Arad. Therefore, Mr. Eisenberg may be deemed to beneficially own the Ordinary Shares held by Team Software. Mr. Eisenberg disclaims any such beneficial ownership.

                  Mr. Eisenberg also personally holds (x) 28,101 Ordinary Shares and (y) options to purchase 22,000 Ordinary Shares exercisable within 60 days. Under U.S. law, Eisenberg is deemed to beneficially own the Ordinary Shares issuable upon exercise of the aforementioned options.

                  As of November 18, 2002, the Company had 11,872,049 Ordinary Shares outstanding.

           Percent of class:

                  See Row 13 of the cover page for each Reporting Person.

     (b)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:

                  See Row 7 of the cover page for each Reporting Person and the response to Item number 5(a) above.

           (ii)   Shared power to vote or to direct the vote:

                  See Row 8 of the cover page for each Reporting Person and the response to Item number 5(a) above.

           (iii)  Sole power to dispose or to direct the disposition of:

                  See Row 9 of the cover page for each Reporting Person and the response to Item number 5(a) above.

           (iv)   Shared power to dispose or to direct the disposition of:

                  See Row 10 of the cover page for each Reporting Person and the response to Item number 5(a) above.

     (c) Below is a table setting forth the date of each recent transaction effected by Team Computers on the Nasdaq National Market, the amount of shares involved and the price per share.


                  ------------------------- ------------------------- -------------------- -------------------
                  Date of Transaction           Amount of Shares       Amount of Shares     Price Per Share
                                                   Purchased                 Sold
                  ------------------------- ------------------------- -------------------- -------------------

                  Sept. 12, 2002            6,900                     0                    $8.77
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 13, 2002            18,100                    0                    $8.79
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 13, 2002            9,250                     0                    $8.60
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 16, 2002            10,200                    0                    $8.57
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 16, 2002            1,300                     0                    $8.59
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 16, 2002            2,500                     0                    $8.60
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 17, 2002            25,000                    0                    $8.60
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 18, 2002            1,000                     0                    $8.42
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 18, 2002            500                       0                    $8.48
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 18, 2002            500                       0                    $8.49
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 18, 2002            23,000                    0                    $8.50
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 19, 2002            100                       0                    $8.39
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 19, 2002            49,900                    0                    $8.40
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 20, 2002            21,000                    0                    $7.85
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 20, 2002            2,400                     0                    $7.84
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 20, 2002            1,600                     0                    $7.83
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 20, 2002            24,500                    0                    $8.00
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 20, 2002            500                       0                    $7.99
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 20, 2002            25,000                    0                    $8.20
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            21,000                    0                    $7.55
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            300                       0                    $7.54
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            1,200                     0                    $7.51
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            2,500                     0                    $7.50
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            24,413                    0                    $7.80
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            100                       0                    $7.79
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            100                       0                    $7.75
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            387                       0                    $7.74
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            21,600                    0                    $7.70
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            2,300                     0                    $7.65
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            200                       0                    $7.63
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 23, 2002            400                       0                    $7.57
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 24, 2002            25,000                    0                    $7.29
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 24, 2002            24,957                    0                    $7.45
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 24, 2002            43                        0                    $7.44
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 24, 2002            1,700                     0                    $7.40
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 24, 2002            23,300                    0                    $7.37
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 25, 2002            50,000                    0                    $7.20
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 26, 2002            40,000                    0                    $7.10
                  ------------------------- ------------------------- -------------------- -------------------
                  Sept. 26, 2002            10,000                    0                    $7.08
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 2, 2002              15,000                    0                    $5.30
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 2, 2002              35,000                    0                    $5.26
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 2, 2002              50,000                    0                    $5.30
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 3, 2002              10,000                    0                    $5.18
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 3, 2002              40,000                    0                    $5.20
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 9, 2002              9,000                     0                    $4.95
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 14, 2002             5,000                     0                    $4.95
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 17, 2002             100                       0                    $5.70
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 17, 2002             100                       0                    $5.66
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 17, 2002             100                       0                    $5.66
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 17, 2002             100                       0                    $5.66
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 17, 2002             400                       0                    $5.67
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 17, 2002             4,000                     0                    $5.70
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 17, 2002             100                       0                    $5.70
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 17, 2002             300                       0                    $5.70
                  ------------------------- ------------------------- -------------------- -------------------
                  Oct. 17, 2002             400                       0                    $5.70
                  ------------------------- ------------------------- -------------------- -------------------
                  Nov. 12, 2002             25,000                    0                    $4.47
                  ------------------------- ------------------------- -------------------- -------------------
                  Nov. 12, 2002             25,000                    0                    $4.52
                  ------------------------- ------------------------- -------------------- -------------------
                  Nov. 29, 2002             0                         10,600               $4.33
                  ------------------------- ------------------------- -------------------- -------------------
                  Total:                    692,850                   10,600               $4,779,698
                  ------------------------- ------------------------- -------------------- -------------------

                  On November 20, 2002, Team Computers transferred 5,312,550 Ordinary Shares to Team Software at a purchase price per Ordinary Share equal to Team Computer's cost basis in each such Ordinary Share. Team Software financed the purchase of the acquired securities from Team Computers with a loan provided by Team Computers.


         (iv) To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Company beneficially owned by each of the Reporting Persons except as set forth in Item 5(a).

         (v)      Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.   Material to Be Filed as Exhibits

See joint filing agreement attached Exhibit A.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2002

                                               TEAM SOFTWARE INDUSTRIES LTD.


                                               By: /s/ Shlomo Eisenberg
                                                   --------------------
                                               Shlomo Eisenberg, Chairman



                                               TEAM COMPUTERS AND SYSTEMS LTD.


                                               By: /s/ Shlomo Eisenberg
                                                  ---------------------
                                               Shlomo Eisenberg, Chairman

                                               By: /s/ Shimshon Tauber
                                                  --------------------
                                               Shimshon Tauber, CFO


                                               ARAD INVESTMENTS AND INDUSTRIAL
                                               DEVELOPMENT LTD.


                                               By /s/ Shlomo Eisenberg
                                                 ---------------------
                                               Shlomo Eisenberg, Chairman


                                               /s/ Shlomo Eisenberg
                                               --------------------
                                               SHLOMO EISENBERG

                                    EXHIBIT A

                                    AGREEMENT


         The undersigned hereby agree to the joint filing on their behalf of the statement to which this exhibit is appended.

December 3, 2002

                                TEAM SOFTWARE INDUSTRIES LTD.


                                By: /s/ Shlomo Eisenberg
                                ------------------------
                                Shlomo Eisenberg, Chairman


                                TEAM COMPUTERS AND SYSTEMS LTD.


                                By: /s/ Shlomo Eisenberg
                                ------------------------
                                Shlomo Eisenberg, Chairman

                                By: /s/ Shimshon Tauber
                                -----------------------
                                Shimshon Tauber, CFO


                                ARAD INVESTMENTS AND INDUSTRIAL DEVELOPMENT LTD.


                                By: /s/ Shlomo Eisenberg
                                ------------------------
                                Shlomo Eisenberg, Chairman


                                /s/ Shlomo Eisenberg
                                ------------------------

                                SHLOMO EISENBERG